                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13A-16 OR 15D-15 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


For the month of March 4, 1998

                    Micro Focus Group Public Limited Company
                 (Translation of Registrant's Name Into English)

               The Lawn, Old Bath Road, Newbury, England RG14 1QN
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


        Form 20-F   X                                Form 40-F
                   ---                                         ---

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

        Yes   X                                      No
             ---                                        ---

        (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-795.)

UK: 7:30 am GMT Wednesday        US: 2:30 am EST Wednesday
March 4, 1998                    March 4, 1998

Please contact:
    Martin C. Waters             US: 650-404-7090
    President
    Chief Executive Officer

    Loren E. Hillberg            US: 650-404-7383
    Vice President

    Giles Sanderson              UK: 0171 831 3113
    Financial Dynamics


                  MICRO FOCUS ANNOUNCES RECORD REVENUE RESULTS

Net Income Increases 201% Over Fourth Quarter of 1997 on 39%Increase in Revenue


London, England and Mountain View, California, March 4, 1998 - Micro Focus (NASDAQ: MIFGY) today announced record revenue for the quarter and the year ended January 31, 1998. Net revenue for the fourth quarter 1998 increased 39% to USD 52.0 million, from USD 37.4 million for the fourth quarter 1997. Net income grew 201% to USD 5.3 million versus USD 1.8 million for the 1997 fourth quarter. This represents diluted earnings per share of USD 0.32 compared with USD 0.11 for the fourth quarter of 1997. Last year's results include USD 0.5 million of non-recurring after tax charges.

Net revenue for the year was USD 167.3 million, a 36% increase over net revenue of USD 123.2 million for 1997. Net income grew to USD 14.6 million in 1998 versus a USD 14.7 million loss for 1997. Diluted earnings per share were USD
0.89 for 1998 compared with last year's USD 0.94 loss. Last year's results include USD 5.8 million of non-recurring after tax charges.

Micro Focus' financial results for all periods reported in US dollars have been restated to include the results of XDB Systems, Inc. (XDB) which was acquired on January 20, 1998 and accounted for under US GAAP using the pooling of interest method.

Excluding XDB, net revenue for the fourth quarter 1998 increased 44% to USD 50.2 million from USD 34.9 million for the fourth quarter 1997. Net income grew 148% to USD 6.7 million versus USD 2.7 million for the fourth quarter 1997. This represents diluted earnings per share of USD 0.41 compared with USD 0.18 for the fourth quarter of 1997. Net revenue for the year was USD 158.7 million, a 37% increase over net revenue of USD 115.4 million for 1997. Net income grew to USD
15.8 million in 1998 versus a USD 10.5 million loss for 1997. Diluted earnings per share were USD 0.98 for 1998 compared with last year's USD 0.69 loss. Last year's results include USD 5.3 million of non-recurring after tax charges.

"This was an outstanding year for Micro Focus, one that positions the Company strongly for the future," said Martin Waters, President and CEO. "The growth of revenues for the quarter and the full year, compared to prior periods was made up of growth across all of the Company's product lines. We are particularly pleased with the market acceptance of our Year 2000 products and services and we are confident that we will continue to capitalize on that market opportunity over the coming year."

Mr. Waters continued, "We believe that our prospects for growing the business during the coming year are excellent. The Company is well positioned for profitable growth in its traditional markets, and with that strong platform we believe we can move the Company into new, expanding markets that will fuel future growth."

In UK sterling terms, revenue for the fourth quarter of 1998 increased 46% to GBP 30.3 million, from GBP 20.8 million for the fourth quarter of 1997. Profit after taxation grew 192% to GBP 4.3 million versus GBP 1.5 million for the 1997 fourth quarter. Diluted earnings per share were 25.8 pence per share in 1998 compared with 9.6 pence per share for the fourth quarter of 1997. Stated in pounds, revenue for the year grew 33% to GBP 97.0 million versus GBP 73.1 million for 1997. Profit after taxation grew to GBP 10.4 million in 1998 compared with a GBP 7.3 million loss for 1997. Diluted earnings per share were
65.0 pence for 1998 compared with last year's 48.0 pence loss. The XDB transaction has been accounted for as an acquisition under UK GAAP and the Company results include XDB revenue of GBP 0.2 million and an insignificant net loss for the period since acquisition on January 20, 1998.


Summary financial results are as follows (in USD'000, except EPS):

                                                        Year Ended
                                     Fourth Quarter     January 31
                                     1998     1997     1998     1997
                                  ----------------- -----------------
Net Revenue                         51986    37428   167309   123227
Net Income / (Loss)                  5339     1773    14633   -14690
EPS - Diluted (USD)                  0.32     0.11     0.89    (0.94)

Summary financial results excluding XDB are as follows (in USD'000, except EPS):


                                                        Year Ended
                                     Fourth Quarter     January 31
                                     1998     1997     1998     1997
                                  ----------------- -----------------
Net Revenue                         50227    34867   158659   115409
Net Income / (Loss)                  6735     2714    15828   -10508
EPS - Diluted (USD)                  0.41     0.18     0.98    (0.69)

Summary financial results are as follows (in GBP'000, except EPS):

                                                        Year Ended
                                     Fourth Quarter     January 31
                                     1998     1997     1998     1997
                                  ----------------- -----------------
Revenue                            30,300   20,818   97,015   73,089
Profit /(loss) after taxation        4253     1456    10426    -7281
EPS - Diluted                       25.8p     9.6p    65.0p   (48.0p)

Micro Focus provides tools and technology for managing enterprise computing assets. The Company's state-of-the-art programming solutions allow application developers to

    -- manage and extend their enterprise applications for developing and deploying production systems in distributed environments;

    -- move application development and maintenance off of the mainframe; and

    -- reengineer systems to handle the millennium date change and the change to Euro currency.

Micro Focus is located in the US at 701 East Middlefield Road, Mountain View, California 94043 - telephone 650-938-3700 and in the UK at The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, RG14 1QN telephone 01635 32646. For additional information on Micro Focus and its products, visit the Micro Focus Web site at http://www.microfocus.com.

    The following statement is made in accordance with the U.S. Private Securities Litigation Reform Act 1995: This announcement contains forward-looking statements that involve a number of risks and uncertainties. There are certain important factors that could cause results to differ materially from those anticipated by the statements made herein. Factors that could cause actual results to differ materially include, among others, the ability of Micro Focus to develop and release to the market products and services that meet the needs of the Company's customers in the highly dynamic market for application development tools, the potential need for development tools to shift based on changes in underlying technology standards coming into use, the potential for a decrease in net revenue which may be caused by delays in the timing of the delivery of products or services, the effect of competitors' efforts to enter the Company's markets, and the ability of the Company to effectively manage its costs against uncertain revenue expectations. Further information on potential factors which could affect the Company's financial results are included on the Company's Form 20-F for the fiscal year ended January 31, 1997 and the Company's Form 6-K reports for the quarters ended April 30, July 31 and October 31, all as filed with the SEC, as they may be updated or amended with future filings.

    The financial information contained in this report does not constitute statutory accounts as defined in section 240 of the UK Companies Act 1985. The figures for the year ended January 31, 1997 are based on the audited financial statements which have been filed with the UK Registrar of Companies; the auditors' reports on both the UK and US financial statements for the year ended January 31, 1997 were unqualified. Copies of the Annual Report for the year ended January 31, 1998 will be mailed to shareholders and will not be published in newspapers. Copies of the Report will be available upon request to the Company Secretary of Micro Focus at the Registered Office, The Lawn, 22-30 Old Bath Road, Newbury, Berkshire, England, RG14 1QN, or on the Securities and Exchange Commission Internet web site www.sec.gov. Following established Micro Focus practice, the directors do not intend to recommend the payment of a dividend.

MICRO FOCUS GROUP PLC - FOURTH QUARTER ENDED JANUARY 31, 1998 CONSOLIDATED STATEMENTS OF INCOME - IN US FORMAT
----------------------------------------------------------------------
(Unaudited)                     Three months ended     Year ended
in thousands of US dollars           January 31        January 31
(except per share data)            1998     1997     1998      1997
----------------------------------------------------------------------
Net revenue
 Product revenue                  34,247   22,727  104,041     71,115
 Service revenue                  17,739   14,701   63,268     52,112
----------------------------------------------------------------------
 Total net revenue                51,986   37,428  167,309    123,227
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue           3,351    2,161   10,309      8,075
 Cost of service revenue           7,865    4,681   26,593     19,586
----------------------------------------------------------------------
 Total cost of revenue            11,216    6,842   36,902     27,661
----------------------------------------------------------------------
Gross profit                      40,770   30,586  130,407     95,566
----------------------------------------------------------------------
Operating expenses
 Research and development          9,248    9,705   35,040     38,556
 Sales and marketing              18,412   14,795   62,214     53,519
 General and administrative        6,157    3,256   15,559     11,814
 Non-recurring charges                -       670       -       8,670
----------------------------------------------------------------------
 Total operating expenses         33,817   28,426  112,813    112,559
----------------------------------------------------------------------
Income (loss) from operations      6,953    2,160   17,594    (16,993)
Interest income                    1,204      825    4,370      3,094
Interest expense                     (42)     (21)    (123)       (73)
----------------------------------------------------------------------
Income (loss) before taxes         8,115    2,964   21,841    (13,972)
Income taxes                      (2,776)  (1,191)  (7,208)      (718)
----------------------------------------------------------------------
Net income (loss)                  5,339    1,773   14,633    (14,690)
----------------------------------------------------------------------
Net income (loss) per share:
 basic (in US dollars)              0.34     0.11     0.93      (0.95)
Weighted average number of shares
 outstanding (thousands):basic    15,865   15,544   15,747     15,535
----------------------------------------------------------------------
Net income (loss) per share:
 diluted(in US dollars)             0.32     0.11     0.89      (0.94)
Weighted average number of shares
 outstanding (thousands):diluted  16,670   15,856   16,527     15,612
======================================================================

MICRO FOCUS GROUP PLC - FOURTH QUARTER ENDED JANUARY 31, 1998 CONSOLIDATED BALANCE SHEETS - IN US FORMAT
----------------------------------------------------------------------
in thousands of US dollars                      January 31 January 31
                                                     1998       1997
                                                  (unaudited)
----------------------------------------------------------------------
Assets
Current assets:
 Cash and cash equivalents                          48,174     73,119
 Short-term investments                             36,316      2,577
 Accounts receivable, net                           47,798     22,390
 Inventories                                           519        774
 Prepaid expenses and other assets                   2,833      5,870
----------------------------------------------------------------------
Total current assets                               135,640    104,730
----------------------------------------------------------------------
Fixed assets:
 Property, plant and equipment, net                 39,083     33,796
 Goodwill, net                                       5,346         -
 Software product assets, net                       20,328     23,344
----------------------------------------------------------------------
Total assets                                       200,397    161,870
----------------------------------------------------------------------
Liabilities and shareholders' equity
Current liabilities:
 Bank loans                                          1,652      1,500
 Accounts payable                                    6,957      5,732
 Accrued employee compensation
     and commissions                                12,383      5,811
 Income taxes payable                               10,459      4,142
 Deferred revenue                                   32,848     31,155
 Other current liabilities                          12,085     12,016
----------------------------------------------------------------------
Total current liabilities                           76,384     60,356
----------------------------------------------------------------------
Long-term debt and other liabilities                    20         24
Deferred income taxes                                9,159      8,746
Shareholders' equity:
 Ordinary shares                                     2,546      2,427
 Additional paid-in capital                         33,362     27,468
 Unrealized gain on available-for-sale
         securities, net of tax                         44        (90)
 Treasury stock                                     (7,769)    (8,959)
 Cumulative exchange (loss)                         (2,368)    (2,487)
 Retained earnings                                  89,019     74,385
----------------------------------------------------------------------
 Total shareholders' equity                        114,834     92,744
----------------------------------------------------------------------
Total liabilities and
         shareholders' equity                      200,397    161,870
======================================================================

MICRO FOCUS GROUP PLC - FOURTH QUARTER ENDED JANUARY 31, 1998 CONSOLIDATED PROFIT AND LOSS ACCOUNT - IN UK FORMAT
----------------------------------------------------------------------
(Unaudited)                     Three months ended     Year ended
in thousands of GB pounds            January 31        January 31
(except per share data)            1998     1997     1998      1997
----------------------------------------------------------------------
Revenue
 Product revenue                  20,174   12,409   60,480     42,020
 Service revenue                  10,126    8,409   36,535     31,069
----------------------------------------------------------------------
 Total revenue                    30,300   20,818   97,015     73,089
----------------------------------------------------------------------
Cost of revenue
 Cost of product revenue           2,253    1,762    6,990      6,406
 Cost of service revenue           4,658    2,662   15,845     11,892
----------------------------------------------------------------------
 Total cost of revenue             6,911    4,424   22,835     18,298
----------------------------------------------------------------------
Gross profit                      23,389   16,394   74,180     54,791
----------------------------------------------------------------------
Operating expenses
 Research and development          5,182    5,086   19,679     24,299
 Sales and marketing              10,508    7,608   35,289     30,146
 General and administrative        2,162    1,577    6,476      7,854
----------------------------------------------------------------------
Total operating expenses          17,852   14,271   61,444     62,299
----------------------------------------------------------------------
Operating profit / (loss)          5,537    2,123   12,736     (7,508)
Interest income                      694      435    2,551      1,720
Interest expense                     (25)      (2)     (70)       (21)
----------------------------------------------------------------------
Profit/(loss) before taxation      6,206    2,556   15,217     (5,809)
Taxation                          (1,953)  (1,100)  (4,791)    (1,472)
----------------------------------------------------------------------
Profit/(loss) after taxation       4,253    1,456   10,426     (7,281)
----------------------------------------------------------------------
Earnings(loss) per share:basic      27.7p     9.6p    67.8p    (48.0p)
Earnings(loss) per share:diluted    25.8p     9.6p    65.0p    (48.0p)
======================================================================

MICRO FOCUS GROUP PLC - FOURTH QUARTER ENDED JANUARY 31, 1998 CONSOLIDATED BALANCE SHEET - IN UK FORMAT
----------------------------------------------------------------------
in thousands of GB pounds                       January 31 January 31
                                                     1998       1997
                                                  (unaudited)
----------------------------------------------------------------------
Fixed assets
 Intangible fixed assets                            12,394     14,590
 Tangible fixed assets                              23,173     20,543
 Investment                                          4,886      5,634
----------------------------------------------------------------------
Total fixed assets                                  40,453     40,767
----------------------------------------------------------------------
Current assets
 Stock                                                 317        484
 Trade debtors                                      29,808     12,672
 Other debtors and prepaid expenses                  1,728      1,556
 Cash and bank deposits                             51,518     44,725
----------------------------------------------------------------------
Total current assets                                83,371     59,437
----------------------------------------------------------------------
Creditors: amounts falling due within one year:
 Bank loans and overdrafts                           1,007         -
 Trade creditors                                     4,241      3,054
 Accrued employee compensation
      and commissions                                7,481      3,632
 Current corporation tax                             6,428      2,590
 Accrued expenses and
      other current liabilities                      7,326      6,904
 Deferred revenue                                   20,030     16,646
----------------------------------------------------------------------
Total current liabilities                           46,513     32,826
----------------------------------------------------------------------
Net current assets                                  36,858     26,611
----------------------------------------------------------------------
Total assets less current liabilities               77,311     67,378
Creditors: amounts falling due
      after more than one year                          12         15
Provision for liabilities and charges:
 Deferred taxation                                   5,653      6,239
----------------------------------------------------------------------
Net assets                                          71,646     61,124
----------------------------------------------------------------------

Capital and reserves
 Called up share capital                             1,626      1,517
 Share premium and other reserves                   26,085     18,071
 Profit and loss account                            43,935     41,536
----------------------------------------------------------------------
Total shareholders' funds                           71,646     61,124
======================================================================

                                  *** ENDS ***

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        Micro Focus Group Public Limited Company
                                        ----------------------------------------
                                                      (Registrant)


Date: March 4, 1998                           By: /s/ Loren E. Hilllberg
                                              ----------------------------------
                                              Loren E. Hillberg, Secretary